INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF HARVEST ENERGY TRUST
FOR THE SPECIAL MEETING OF HARVEST ENERGY TRUST
TO BE HELD ON FEBRUARY 2, 2006
The undersigned unitholder of Harvest Energy Trust (“Harvest”) hereby appoints M. Bruce Chernoff, Chairman of Harvest Operations Corp. (“HOC”) of the City of Calgary, in the Province of Alberta, or, failing him, Jacob Roorda, President of HOC, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ___, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the “Harvest Meeting”) of holders of trust units of Harvest and holders of exchangeable shares, series 1 of HOC, to be held on February 2, 2006 at 11:00 a.m. (Calgary time) in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Harvest Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.
Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the trust units (“Harvest Units”) represented by this Instrument of Proxy in the following manner (check (Ö) the appropriate box):
1.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated December 30, 2005 (the “Information Circular”) of Harvest, HOC, Viking Energy Royalty Trust (“Viking”) and Viking Holdings Inc. to approve a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) and all transactions contemplated thereby including, without limitation, (a) certain amendments to the second amended and restated trust indenture of Harvest dated May 4, 2005 between HOC and Valiant Trust Company, as trustee, and other contating documents of certain subsidiaries of Harvest, and (b) the election of Messrs. Dale Blue, David Boone and William A. Friley Jr. to the board of directors of HOC effective as of the time the Arrangement becomes effective, all as more particularly described in the Information Circular;

2.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve certain amendments to Harvest’s unit award incentive plan, all as more particularly described in the Information Circular; and

3.	At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Harvest Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.
This Instrument of Proxy is solicited on behalf of the management of HOC. The Harvest Units represented by this Instrument of Proxy will be voted and, where the unitholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted FOR the above matters.
Each unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a unitholder, to attend and to act for and on the behalf of such unitholder at the Harvest Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the unitholder’s appointee(s) should be legibly printed in the blank space provided.
THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this day of , 2006.

(Signature of Unitholder)

(Name of Unitholder — Please Print)

IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL:
KINGSDALE SHAREHOLDER SERVICES INC.
130 King Street West
Suite 2950
Toronto, Ontario
Canada
M5X 1C7
Toll Free Number in Canada and USA: 1-866-639-7993

NOTES:
1.	If the unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the trust units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.	This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and deposited with Valiant Trust Company, 310, 606 — 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on January 31, 2006 or the last business day prior to any adjournment of the Harvest Meeting.